Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

April 13, 2010

Item 3.	News Release

The Company’s news release dated April 13, 2010, was disseminated by Marketwire, Incorporated on April 13, 2010.

Item 4.	Summary of Material Change

The Company announced that it has signed an engagement letter pursuant to which it will work with a leading financial institution to execute a US$70 million gold linked facility under which the Company would be required to deliver 91,710 ounces of gold over a five year term.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 13, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Joao Manuel
Joao Manuel
President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Finances the Redemption of its Senior Secured Notes

Vancouver, BC – April 13, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that it has signed an engagement letter pursuant to which it will work with a leading financial institution to execute a US$70 million gold linked facility under which the Company would be required to deliver 91,710 ounces of gold over a five year term. The terms of this facility are outlined in an indicative financing term sheet, which includes other price participation terms that enable the Company to participate in gold prices up to US$1,250 per ounce for the committed ounces. The transaction is subject to structuring and underwriting fees totaling 8% of the facility amount. No other upfront fees, warrants or interest are to be paid to the financial institution during the term of the facility. This transaction is subject to technical, legal and financial due diligence and the execution of final, legally binding transaction documentation.

The IRR of the facility is 8.5%, assuming that gold prices stay within the agreed limits of the price cap.

The term-sheet includes an “optional early termination” clause whereby the Company has the option to early repay the outstanding balance of the gold facility in the event gold prices move upwards and beyond the level of US$1,250 per ounce. This optional early termination clause is subject to a 5% premium payment calculated on the early repayment amount.

The terms of the engagement letter incorporate, inter alia, the possibility of a simultaneous or subsequent participation of one or several leading Panamanian banks which have expressed their interest in funding up to US$35 million of the total US$70 million financing requirement. In such event, the gold facility would then be reduced by the amount equivalent to the Panamanian banks’ participation. No early termination premium of 5% is to be payable in case the Panamanian banks’ participation is to occur subsequent to the closing of the initial US$70 million facility.

The amount of 91,710 ounces that would be committed to the gold facility represents approximately 8.5% of the Company’s total gold resources or 4.2% if the facility is to be reduced to US$35 million as a result of the above mentioned participation by Panamanian banks.

The proceeds of the facility will be used principally to redeem all of the Company’s outstanding senior secured notes, in the combined amount of US$69.6 million in principal, plus any accrued interest up to the date of redemption. These senior secured notes would otherwise mature at various dates during the next 12 months.

The five year term of the gold facility, coupled with an attractive embedded cost of capital, will substantially strengthen the financial profile of the Company, providing additional liquidity to further develop its production capabilities and exploration potential.

Mr. João Manuel, Petaquilla’s President and CEO commented, “We are very pleased to have signed this engagement letter with such a reputable leading player in the global commodities market. This gold facility will enhance the Company’s balance-sheet, by reducing the financial risk implicit in the outstanding high-yield senior secured notes, while extending the repayment of the credit facility to five years. Furthermore, the flexibility of this instrument ensures that the Company’s shareholders will preserve their ability to benefit from the upside value of eventually higher gold prices in the future”.

The Company further announces that it will now focus its efforts on the very promising exploration potential of its Oro del Norte concession, where it has initiated a drilling program aimed at confirming the prospective gold grades identified during the early superficial rock sampling and trenching stages, while also advancing the Molejon heap leach project, which will add approximately 150,000 ounces, over the life of mine, to the existing process operation, and completing the spin out of its infrastructure affiliate, Petaquilla Infrastructure Ltd. Once executed, this gold facility will provide a solid financial basis for such developments, ensuring the sustainable, long-term value creation for shareholders.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Chairman of the Board of Directors

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.